Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended March 31,
(Dollars in millions)	2014	2013
Fixed Charges:
Interest expense [1]	$243	$256
Interest capitalized	6	6
One-third of rents [2]	38	37
Total fixed charges	$287	$299
Earnings:
Income from continuing operations before income taxes	$1,873	$1,770
Fixed charges per above	287	299
Less: capitalized interest	(6)	(6)
	281	293
Amortization of interest capitalized	3	3
Total earnings	$2,157	$2,066
Ratio of earnings to fixed charges	7.52	6.91

[1]
Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $10 million and $8 million for the quarters ended March 31, 2014 and 2013, respectively. The ratio of earnings to fixed charges would have been 7.79 and 7.10 for the quarters ended March 31, 2014 and 2013, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.